Shore Bancshares, Inc.

18 E. Dover Street

Easton, Maryland 21601

January 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC, 20549

Attn: Madeleine Mateo

Re:	Shore Bancshares, Inc.

Acceleration Request

Registration Statement on Form S-4

File No. 333-292291

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement (the “Registration Statement”), Shore Bancshares, Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective on January 14, 2026, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby authorizes Kevin M. Houlihan of Holland & Knight LLP, attorney for the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Kevin M. Houlihan, Holland & Knight LLP, 800 17th Street N.W., Suite 1100, Washington, DC 20006.

If you have any questions regarding this request, please telephone Kevin M. Houlihan at (202) 469-5269 or, in his absence, William H. Levay at (202) 469-5271 at the law firm of Holland & Knight LLP.

Very truly yours,

/s/ James M. Burke
James M. Burke
President and Chief Executive Officer

cc:	Aaron Kaslow

(Shore Bancshares, Inc.)

Kevin M. Houlihan

(Holland & Knight LLP)

William H. Levay

(Holland & Knight LLP)

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